UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13-D

(Amendment No. 2 )*

Alcatel Lucent

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

ISIN No. FR0000130007

(CUSIP Number of Class of Securities)

American Depositary Shares (each representing one Ordinary Share)

(Title of Class of Securities)

013904305

(CUSIP Number of Class of Securities)

Copies to:
Riikka Tieaho Vice President, Corporate Legal Nokia Corporation Karaportti 3 FI-02610 Espoo Finland Tel. No.: +358 (0) 10-448-8000	Scott V. Simpson Michal Berkner Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Tel. No.: +44 20-7519-7000

March 16, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 013904305	Schedule 13D

1	Names of reporting persons: Nokia Corporation I.R.S. Identification Nos. of Above Persons: Not Applicable
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3	SEC use only
4	Source of funds: OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: Republic of Finland
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 3 241 602 307 (1)
	8	Shared voting power: 0
	9	Sole dispositive power: 3 241 602 307 (1)
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by reporting person: 3 241 602 307 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 91.8% (2) representing 91.8% of the total outstanding voting power (3)
14	Type of reporting person: CO

(1)	Representing 2 925 132 031 Alcatel Lucent Shares and 316 470 276 Alcatel Lucent ADSs.
(2)	Based on the maximum number of 3 529 488 614 Alcatel Lucent Shares (including Alcatel Lucent Shares represented by Alcatel Lucent ADSs) outstanding as of February 15, 2016 as disclosed by Alcatel Lucent on February 22, 2016.
(3)	Based on the maximum number of 3 532 222 975 theoretical Alcatel Lucent voting rights (including such rights represented by Alcatel Lucent ADSs) outstanding as of February 15, 2016 as disclosed by Alcatel Lucent on February 22, 2016.

This Amendment No. 2 is being filed by Nokia with respect to Alcatel Lucent Securities, and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on January 26, 2016, as amended on February 10, 2016 (collectively with this Amendment No. 2, the “Schedule 13D”). Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D filed on January 26, 2016.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

“On March 8, 2016 Nokia acquired 11 820 932 Alcatel Lucent Shares in a private transaction in exchange for 0.5500 Nokia Shares for each Alcatel Lucent Share.

Item 4 is incorporated herein by reference.”

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

“On March 16, 2016, Nokia entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with JPMorgan Chase Bank, N.A., as depositary (the “Depositary”) under the Depositary Agreement between the Depositary, Alcatel Lucent and all holders from time to time of the Alcatel Lucent American depositary receipts (“Alcatel Lucent ADRs”) as evidenced by Alcatel Lucent ADSs dated as of January 10, 2013 (the “Deposit Agreement”). Pursuant to the Share Purchase Agreement, subject to the satisfaction or waiver of certain conditions, Nokia would acquire all Alcatel Lucent Shares underlying the remaining outstanding Alcatel Lucent ADRs after termination of the Alcatel Lucent ADR program, which is expected to occur on April 25, 2016. The Alcatel Lucent Shares will be purchased at the same exchange ratio as that offered in the Exchange Offer, i.e. 0.5500 Nokia Shares for each Alcatel Lucent Share.

On March 16, 2016, Nokia resolved to issue new Nokia Shares in deviation from shareholders’ pre-emptive rights based on a resolution by the Board of Directors pursuant to the authorization granted by the extraordinary general meeting held on December 2, 2015. These new Nokia Shares will be paid for by contribution in kind of the Alcatel Lucent Shares purchased from the Depositary.

The forgoing description of the Share Purchase Agreement is a summary and qualified in its entirety by the terms of the Share Purchase Agreement, a copy of which is filed herewith as Exhibit 10 to this Amendment No. 2 and is incorporated herein by reference. “

Item 5.	Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated in its entirety to read as follows:

“As disclosed by Alcatel Lucent on February 22, 2016, there were 3 529 488 614 Alcatel Lucent Shares (including Alcatel Lucent Shares represented by Alcatel Lucent ADSs) outstanding as of February 15, 2016 and 3 532 222 975 theoretical Alcatel Lucent voting rights (including such rights represented by Alcatel Lucent ADSs) as of February 15, 2016.

Nokia beneficially owns 3 241 602 307 Alcatel Lucent Shares, including 316 470 276 Alcatel Lucent Shares represented by Alcatel Lucent ADSs.

Nokia beneficially owns 91.8% of the Alcatel Lucent Shares (including Alcatel Lucent Shares represented by Alcatel Lucent ADSs) representing 91.8% of the total outstanding voting power in Alcatel Lucent (including such rights represented by Alcatel Lucent ADSs).

In addition to the Alcatel Lucent Securities owned by Nokia, the following individuals named on Schedule 1 hold Alcatel Lucent Securities:

Name	Alcatel Lucent Shares	Total Alcatel Lucent Securities	Percent of Alcatel Lucent Shares
Jean C. Monty	37 432	37 432	0.0%
Olivier Piou	36 622	36 622	0.0%

Except as set forth above, to the best of Nokia’s knowledge, none of the persons named in Schedule 1 hereto is the beneficial owners of any Alcatel Lucent Securities.”

Item 5(c) is hereby amended and supplemented by adding the following:

“On or about February 15, 2016, Nokia converted all of the OCEANEs it held into Alcatel Lucent Shares. Following the conversion of the OCEANEs, Nokia held an additional (i) 266 590 101 Alcatel Lucent Shares from the conversion of 211 579 445 of the 2018 OCEANEs held by Nokia at the conversion ratio of 1.26, (ii) 74 051 036 Alcatel Lucent Shares from the conversion of 57 852 372 of the 2019 OCEANEs held by Nokia at the conversion ratio of 1.28, and (iii) 93 162 289 Alcatel Lucent Shares from the conversion of 72 783 038 of the 2020 OCEANEs held by Nokia at the conversion ratio of 1.28.

On February 19, 2016, Nokia announced the issuance of 6 501 503 new Nokia Shares in deviation from shareholders’ pre-emptive rights based on a resolution by the Board of Directors on February 18, 2016, pursuant to the authorization granted by the extraordinary general meeting held on December 2, 2015. The Nokia Shares have been issued in exchange for 11 820 932 Alcatel Lucent Shares in a private transaction at the same exchange ratio as that offered in the Exchange Offer, i.e. 0.5500 Nokia Shares for each Alcatel Lucent Share.”

The table in Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Name	Date	Number of Alcatel Lucent Performance Shares	Number of Alcatel Lucent Stock Options	Number of Alcatel Lucent Shares	Number of Alcatel Lucent ADSs	Price per Alcatel Lucent Share or ADS / Consideration	Type of Transaction
Basil Alwan	December 4, 2015	0	112 285	0	0	€3.784	Exercise of Options (exercise price €1.89)
Basil Alwan	December 4, 2015	0	83 223	0	0	€3.784	Exercise of Options (exercise price €2.27)
Basil Alwan	December 9, 2015	0	184 940	0	0	€3.749	Exercise of Options (exercise price €3.60) and Open Market Sale
Basil Alwan	December 9, 2015	0	423	0	0	€3.753	Exercise of Options (exercise price €1.89) and Open Market Sale

Name	Date	Number of Alcatel Lucent Performance Shares	Number of Alcatel Lucent Stock Options	Number of Alcatel Lucent Shares	Number of Alcatel Lucent ADSs	Price per Alcatel Lucent Share or ADS / Consideration	Type of Transaction
Basil Alwan	December 9, 2015	0	21 136	0	0	€3.744	Exercise of Options (exercise price €3.50) and Open Market Sale
Louis R. Hughes	December 10, 2015	0	0	3 726	0	€3.588	Open Market Purchase on Euronext
Jean C. Monty	December 10, 2015	0	0	3 726	0	€3.588	Open Market Purchase on Euronext
Olivier Piou	December 10, 2015	0	0	3 724	0	€3.588	Open Market Purchase on Euronext
Federico Guillén	December 18, 2015	0	17 042	0	0	€3.471	Exercise of Options (exercise price €1.89) and Open Market Sale
Federico Guillén	December 18, 2015	0	15 963	0	0	€3.471	Exercise of Options (exercise price €2.27) and Open Market Sale
Louis R. Hughes	January 7, 2016	0	0	5 000	0	0.5500 Nokia Share	Tender into the Exchange Offer
Jean C. Monty	January 7, 2016	0	0	2 399 997	2 600 003	0.5500 Nokia Share or 0.5500 Nokia ADS	Tender into the Exchange Offer
Olivier Piou	January 7, 2016	0	0	59 760	0	0.5500 Nokia Share	Tender into the Exchange Offer
Federico Guillén	January 7, 2016	0	0	24 543	0	0.5500 Nokia Share	Tender into the Exchange Offer
Basil Alwan	January 7, 2016	0	0	195 508	100 987	0.5500 Nokia Share or 0.5500 Nokia ADS	Tender into the Exchange Offer
Basil Alwan	*	360 848	0	0	0	€3.7228	Open Market sale
Bhaskar	*	210 000	0	0	0	€3.7228	Open Market Sale

Name	Date	Number of Alcatel Lucent Performance Shares	Number of Alcatel Lucent Stock Options	Number of Alcatel Lucent Shares	Number of Alcatel Lucent ADSs	Price per Alcatel Lucent Share or ADS / Consideration	Type of Transaction
Gorti Federico Guillén	*	344 987	0	0	0	€3.7228	Sale Open Market Sale
Louis R. Hughes	February 25, 2016	0	0	36 357	0	€3.15	Open Market Sale

*	Mr. Alwan, Mr. Gorti and Mr. Guillén opted to accelerate their Alcatel Lucent Performance Shares pursuant to Alcatel Lucent’s acceleration offer to the holders of Alcatel Lucent Performance Shares, described fully in the Exchange Offer/Prospectus. As a result, Mr. Alwan, Mr. Gorti and Mr. Guillén received an indemnity of Alcatel Lucent Shares subject to certain conditions and restrictions, including an undertaking to sell the Alcatel Lucent Share resulting from the acceleration of their Alcatel Lucent Performance Shares on the open market no later than two business days prior to the last day of the subsequent offering period. To facilitate this sale, Société Générale aggregated the Alcatel Lucent Shares resulting from the acceleration of Alcatel Lucent Performance Shares and sold them on the open market in small batches between January 7, 2016 and February 1, 2016. After completing the sale of all such Alcatel Lucent Shares, Société Générale averaged the sale price per Alcatel Lucent Share resulting from the acceleration of the Alcatel Lucent Performance Shares over the period and distributed the proceeds to the former holders of the Alcatel Lucent Performance Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety to read as follows:

“Item 4 above is incorporated herein by reference.

Except as described in Item 4 above, to the knowledge of Nokia, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or listed in Schedule 1 and between such persons and any persons with respect to any Alcatel Lucent Security, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loans or option arrangement, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.”

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety to read as follows:

Exhibit No.	Description

1	Memorandum of Understanding, dated as of April 15, 2015, by and between Nokia Corporation and Alcatel Lucent S.A. (incorporated herein by reference to Exhibit 2.1 Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

2	Amendment to the Memorandum of Understanding, dated as of October 28, 2015, by and between Nokia Corporation and Alcatel Lucent S.A. (incorporated herein by reference to Exhibit 2.2 Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

3	Exchange Offer/Prospectus, dated November 12, 2015 (incorporated herein by reference to the Registration Statement on Form F-4 filed by Nokia (File No: 333-206365))

4	Form of Letter of Transmittal for Certificated Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

5	Form of Letter of Transmittal for book-entry only Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

6	Notice of Guaranteed Delivery (Alcatel Lucent ADSs) (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

7	Form of Letter of Transmittal for the Subsequent Offering Period (incorporated herein by reference to Exhibit (a)(1)(vi) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

8	Notice of Guaranteed Delivery for the Subsequent Offering Period (incorporated herein by reference to Exhibit (a)(1)(vii) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

9	Letter to Alcatel Lucent Security Holders (incorporated herein by reference to Exhibit (a)(1)(viii) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

10	Share Purchase Agreement, dated as of March 16, 2016, between JPMorgan Chase Bank N.A. and Nokia Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOKIA CORPORATION

By:	/s/ Riikka Tieaho
Name:	Riikka Tieaho
Title:	Vice President, Corporate Legal

By:	/s/ Kristian Pullola
Name:	Kristian Pullola
Title:	Senior Vice President, Corporate Controller

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

NOKIA CORPORATION

The following is a list of the executive officers and directors of Nokia Corporation (“Nokia”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, the current business address of each person is Karaportti 3, FI-02610 Espoo, Finland. Capitalized terms used but not otherwise defined in this Schedule 1 have the meaning ascribed to them in the Amendment No. 2 to the Schedule 13D to which this Schedule 1 is attached.

Board of Directors of Nokia

Name	Present Position with Nokia or Other Principal Occupation or Employment	Business Address (if other than Nokia)	Country of Citizenship
Risto Siilasmaa	Chairman of the Board, Nokia		Finland
Olivier Piou	Vice Chairman of the Board, Nokia Chief Executive Officer, Gemalto	6, rue de la Verrerie, CS20001, 92197 Meudon Cedex, France	France
Vivek Badrinath	Director, Nokia Deputy Chief Executive Officer, Accor Group	110 avenue de France, 75013 Paris, France	France
Bruce Brown	Director, Nokia		United States
Louis R. Hughes	Director, Nokia		United States
Simon Jiang	Director, Nokia		Hong Kong
Jouko Karvinen	Director, Nokia		Finland
Elisabeth Nelson	Director, Nokia		United States
Jean C. Monty	Director, Nokia		Canada
Kari Stadigh	Director, Nokia Group Chief Executive Officer and President, Sampo plc	Fabianinkatu 27, 00100 Helsinki, Finland	Finland

Executive Officers of Nokia

Name	Present Position with Nokia	Country of Citizenship
Rajeev Suri	President and Chief Executive Officer	Singapore
Samih Elhage	President of Mobile Networks	Canada
Federico Guillén	President of Fixed Networks	Spain
Basil Alwan	President of IP/Optical Networks	United States
Bhaskar Gorti	President of Applications & Analytics	United States
Ramzi Haidamus	President of Nokia Technologies	United States
Timo Ihamuotila	Chief Financial Officer	Finland
Hans-Jürgen Bill	Chief Human Resources Officer	Germany
Kathrin Buvac	Chief Strategy Officer	Germany
Ashish Chowdhary	Chief Customer Operations Officer	India
Barry French	Chief Marketing Officer	United States
Marc Rouanne	Chief Innovation & Operating Officer	France
Maria Varsellona	Chief Legal Officer	Italy

Exhibit Index

Exhibit No.	Description

1	Memorandum of Understanding, dated as of April 15, 2015, by and between Nokia Corporation and Alcatel Lucent S.A (incorporated herein by reference to Exhibit 2.1 Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

2	Amendment to the Memorandum of Understanding, dated as of October 28, 2015, by and between Nokia Corporation and Alcatel Lucent S.A. (incorporated herein by reference to Exhibit 2.2 Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

3	Exchange Offer/Prospectus, dated November 12, 2015 (incorporated herein by reference to the Registration Statement on Form F-4 filed by Nokia (File No: 333-206365))

4	Form of Letter of Transmittal for Certificated Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

5	Form of Letter of Transmittal for book-entry only Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

6	Notice of Guaranteed Delivery (Alcatel Lucent ADSs) (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

7	Form of Letter of Transmittal for the Subsequent Offering Period (incorporated herein by reference to Exhibit (a)(1)(vi) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

8	Notice of Guaranteed Delivery for the Subsequent Offering Period (incorporated herein by reference to Exhibit (a)(1)(vii) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

9	Letter to Alcatel Lucent Security Holders (incorporated herein by reference to Exhibit (a)(1)(viii) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

10	Share Purchase Agreement, dated as of March 16, 2016, between JPMorgan Chase Bank N.A. and Nokia Corporation